FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of   June  , 2004
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                            PROGEN INDUSTRIES LIMITED
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                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No  X
                                       ---    ---
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     Attached as Exhibit 1 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated June 4, 2004.

     Attached as Exhibit 2 is a copy of Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated June 11, 2004.

     Attached as Exhibit 3 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated June 17, 2004.

     Attached as Exhibit 4 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated June 21, 2004.

     Attached as Exhibit 3 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated June 22, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Progen Industries Limited

Date:  June 22, 2004                    By:  /s/ Milton McColl
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                                             Milton McColl, Company Secretary

                                          EXHIBIT INDEX

Exhibit Number                                    Description
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Exhibit 1       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated June 4, 2004
Exhibit 2       Copy of Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated June 11, 2004
Exhibit 3       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated June 17, 2004
Exhibit 4       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated June 21, 2004
Exhibit 5       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated June 22, 2004